EXHIBIT 12.1
Oasis Petroleum Inc.
Computation of Ratio of Earnings to Fixed Charges

	Period from
	February 26, 2007				Six Months
	(Inception)				Ended
	through	Year Ended December 31,			June 30,
	December 31, 2007	2008	2009	2010	2011
		(In thousands, except ratios)
Earnings
Income (loss) before income taxes	(13,550)	(34,391)	(15,209)	13,267	42,571
Fixed charges	1,803	2,497	1,022	1,522	12,035

Total earnings (loss)	(11,747)	(31,894)	(14,187)	14,789	54,606

Fixed charges
Interest expense	1,776	2,404	912	1,357	11,959
Rental expense attributable to interest	27	93	110	165	76

Total fixed charges	1,803	2,497	1,022	1,522	12,035

Ratio of earnings (loss) to fixed charges (1) (2)	—	—	—	9.72	4.54

(1)	Due to the Company’s net pre-tax loss for the period from February 26, 2007 (Inception) through December 31, 2007 and the years ended December 31, 2008 and December 31, 2009, the ratio coverage was less than 1:1. The Company would have needed additional earnings of $13.6 million, $34.4 million and $15.2 million for the period from February 26, 2007 (Inception) through December 31, 2007 and for the years ended December 31, 2008 and December 31, 2009, respectively, to achieve a coverage of 1:1.

(2)	The Company had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.